 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  March 20, 2007

By: /s/ Andrew M. Archibald

       Andrew M. Archibald, C.A.,

       Chief Financial Officer

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

Intertape Polymer Group Inc. Announces 2006 Fourth Quarter and Year-End Results

Montréal, Québec and Bradenton, Florida – March 20, 2007 – Intertape Polymer Group Inc. (TSX: ITP; NYSE: ITP) (“IPG” or the “Company”) today released its results for the fourth quarter and year ended December 31, 2006.  All dollar amounts are in US dollars unless otherwise indicated.

"Intertape Polymer faced challenges at almost every level through 2006. Management has dealt and continues to deal with each issue proactively, to establish a platform for improvement in 2007," stated Chairman of the Board, Michael L. Richards. "The series of corporate and operational events which characterized the past year were unprecedented in Intertape's history. In addition to difficult market conditions, continued raw material cost volatility, and the need to implement significant production realignment at our facilities, equally complex matters included negotiations with our lenders, the retirement of the Company's founder and CEO, as well as the Board's decision to undertake an operational and financial review which was later expanded into a full strategic alternatives review. “

Overview

“The Company made significant progress in 2006 with respect to aligning its cost structure with the difficult operating environment, including several initiatives designed to position the Company for improved performance going forward. We are encouraged that things are now moving in a positive direction,” stated Interim Chief Executive Officer, H. Dale McSween. “During 2006, the Company closed its flexible intermediate bulk containers (FIBC) manufacturing facility in Piedras Negras, Mexico, as well as its Brighton, Colorado and Cap-de-la-Madeleine, Quebec plants, reducing costs by consolidating production into more efficient plants and implementing synergies related to the Flexia acquisition. In total, the Company identified, and has substantially implemented, approximately $28 million in annualized cost reductions.”

“The past year was also marked by declining sales volumes and narrower gross margins as compared to 2005 due to a variety of factors, one of the more significant being the Company’s implementation of a customer account rationalization process. This process accounted for approximately 40% of the Company’s year over year sales volume decline.  We chose to exit several unprofitable or marginally profitable accounts and streamlined our product offering, particularly with respect to products sold to consumer accounts.  During the year we substantially increased our imports of materials to improve our cost position and our team successfully improved liquidity by reducing the amount of working capital employed in the business by approximately $44 million.”

Operating results

The Company posted a net loss for 2006 of $166.7 million or $4.07 per share, basic and diluted, as compared to net earnings of $27.8 million or $0.67 per share, basic and diluted, in 2005.  For the fourth quarter of 2006, the Company reported a net loss of $15.2 million or $0.37 per share, as compared to net earnings of $9.7million or $0.24 per share for the same period a year earlier.

Included in these operating results are the non-cash charge related to a goodwill impairment of $120.0 million recorded in the third quarter of 2006, as well as charges related to manufacturing facility closures, restructuring and other charges.  Consequently, the pre-tax result, after eliminating the effects of these mostly non-cash charges, is a pre-tax loss of $1.4 million for the year 2006 as compared to pre-tax earnings of $30.7 million last year; and a pre-tax loss of $3.7 million for the fourth quarter of 2006 as compared to a profit of $7.3 million for the same period last year.

The adjusted net loss for 2006 was $6.9 million or $0.17 per share, basic and diluted, as compared to adjusted net earnings of $28.7 million or $0.70 per share basic and $0.69 diluted for 2005. The adjusted net loss for the fourth quarter of 2006 totaled $8.5 million or $0.21 per share.  The adjusted net earnings for the fourth quarter of 2005 were $9.2 million or $0.22 per share. The adjusted net loss for the fourth quarter of 2006 includes income tax expense of $4.8 million.  The tax expense is primarily the result of lower future corporate tax rates enacted in Canada during 2006.  These lower rates reduced the value of the Company’s deferred tax assets in Canada.

Adjusted net earnings is a non-GAAP financial measure that does not have any standardized meaning prescribed by GAAP in Canada or the United States, and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company’s adjusted net earnings to net earnings, as well as the Company’s definition of adjusted net earnings, is included below.

New Accounting Pronouncement

In 2006, the Company adopted the Canadian Institute of Chartered Accountants’ (CICA) Emerging Issues Committee Abstract #156, “Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products)”.  The adoption of this standard resulted in a reclassification for the three years ended December 31, 2006 of certain amounts previously recorded in selling, general and administrative expenses as reductions to revenues. Adopting the standard did not result in a restatement of net earnings but did result in a decrease in gross margins and SG&A expenses.  For more information, please refer to the Company’s Management’s Discussion and Analysis for the fourth quarter and fiscal year 2006.

Sales

Consolidated annual sales were $812.3 million in 2006, up 4.7% from $776.0 million in 2005.  The increase is a result of sales associated with the Flexia acquisition in early October 2005.  Excluding the effect of the Flexia acquisition, 2006 sales revenues decreased by about 3.9%, from $754.2 million in 2005 to $724.9 million in 2006. Sales volume (units) decreased by approximately 8.1%, excluding the sales volume associated with Flexia.

The sales volume decline in 2006 compared to 2005 was due to three primary factors: the previously mentioned customer account rationalization; declines in the Company’s engineered coated products line (ECP), including the discontinuance of FIBC manufacturing in Piedras Negras, Mexico; and, declines in North American sales of tapes and stretch film.

Excluding the acquired Flexia accounts, ECP sales volumes declined 19.7% in 2006 from the previous year, and FIBC sales volumes fell by 14.3%, together accounting for approximately one quarter of the Company’s 2006 total volume decline. The Company's largest market for ECP is North American residential construction, which began to decline in the summer of 2006. The Company’s ECP sales in the agricultural markets also weakened in 2006.

The balance of the 2006 sales volume decrease was in the tapes and films product lines due to a decline in demand for most of the Company’s tape products, as well as stretch film.  A portion of the decline, particularly as it relates to stretch film, was due to continued efforts by customers to minimize inventories during a period of decreasing polyethylene resin prices.

Sales in the fourth quarter of 2006 totaled $187.4 million compared to $215.1 million for the same period a year ago. The fourth quarter of 2006 was similar to the third quarter in terms of sales volumes and gross margins.  Declining resin costs depressed demand for stretch film in the fourth quarter, resulting in a pattern of selling price reductions and inventory “holding” losses on this product, similar to what had occurred in the second quarter of the year.  Tapes and films products also experienced their highest raw material costs of 2006 in the products sold during the fourth quarter.  Selling price increases were achieved in some markets but competitive conditions limited the Company’s ability to recover the higher material costs.  However, declining raw material costs are expected to contribute to improved gross margins in the first quarter of 2007.

Gross profit

Gross profit totaled $117.6 million in 2006, compared to $140.2 million in 2005. Gross margin was 14.5% of sales, a decline from 18.1% in 2005. Gross profit for the fourth quarter of 2006 totaled $22.8 million compared to $38.2 million in the fourth quarter of 2005.  The gross margin for the fourth quarter of 2006 was 12.2% compared to 17.8% for the fourth quarter of 2005. Gross margin declined in 2006 compared to 2005 due to a combination of higher raw materials costs and pricing pressures arising from softening markets.  Gross margin compression started early in the year as the sale of products manufactured with high-cost resins carried over from the fourth quarter of 2005 negatively impacting the cost of goods sold. This was further compounded by the loss of market share in tapes and films as the Company held its selling prices firm and lost sales volumes.  These lower volumes also translated into higher unit costs due to unabsorbed fixed manufacturing costs, which were partially offset by reductions in overhead costs. After seeing downward pressure on selling prices through most of 2006, the fourth quarter saw price increases in some markets, albeit not enough to completely offset upward cost pressures experienced in recent quarters.

SG&A expenses reduced in fourth quarter

Selling, general and administrative (“SG&A”) expenses for the year ended December 31, 2006 totaled $84.9 million, an increase of $5.9 million from the $79.0 million incurred the previous year. While SG&A expenses rose, the Company was able to reduce the quarterly run rate, so that by the fourth quarter of 2006, annualized SG&A expenses were approximately $10.0 million below actual 2006 expenses.  The cost trend by quarter is more pronounced, with fourth quarter SG&A for 2006 down $3.8 million from the fourth quarter of 2005.  During 2006, the Company incurred incremental SG&A costs of approximately $1.5 million to permit initial certification of internal controls over financial reporting as required under the Sarbanes-Oxley Act of 2002.  Furthermore, the Flexia acquisition in the fourth quarter of 2005 resulted in approximately $3.5 million in incremental SG&A for 2006.

EBITDA

EBITDA was ($136.4) million for 2006 compared to $82.8 million for 2005, while adjusted EBITDA was $59.7 million for 2006 and $84.2 million for 2005. In the fourth quarter, EBITDA was $1.1 million in 2006 compared to $21.8 million in 2005, and adjusted EBITDA was $11.2 million as compared to $21.0 million the previous year. EBITDA and Adjusted EBITDA are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP in Canada or the United States, and are therefore unlikely to be comparable to similar measures presented by other issuers.  A reconciliation of the Company’s EBITDA and Adjusted EBITDA to GAAP net earnings (loss), as well as the Company’s definition of EBITDA and Adjusted EBITDA is included below.

Cash flow / working capital improvement

In 2006, the Company‘s cash flow from operating activities increased to $53.6 million compared to $32.4 million in 2005, primarily due to a substantial decline in non-cash working capital items. In the fourth quarter of 2006, the Company generated cash flow from operating activities of $15.6 million compared to $12.3 million for the same quarter of 2005. “We made considerable improvements in our working capital management in 2006,” said IPG’s Vice President, Finance, Vic DiTommaso. “Overall, we decreased the working capital required to manage the business by $44.2 million, including $17.5 million in the fourth quarter alone.”

At December 31, 2006, the current installments on long-term debt were $19.7 million.  The increase in current installments over recent levels reflects a $15.6 million principal payment due March 30, 2007 under the Company’s Senior Secured Credit Facility.  The payment is the result of the Company’s improved cash flows in 2006.  Under the credit facility, a portion of “excess cash flow” as defined must be used to reduce the principal outstanding on the $200.0 million term loan within 90 days of year-end.

Free cash flow, a non-GAAP measurement defined by the Company as cash flows from operating activities less property, plant and equipment expenditures and dividends, was $26.5 million in 2006, an improvement of $18.1 million from the 2005 level of $8.4 million.  The improvement was due to the substantial decrease in non-cash working capital items for 2006. “Free cash flow” does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flow to cash flow from operating activities, the most directly comparable GAAP measure, is set forth below.

Other

The Company is in compliance with all financial covenants contained in the credit agreement governing its Senior Secured Credit Facility and the indenture governing its outstanding Senior Subordinated Notes.

Strategic alternatives update

In October 2006, the Company’s Board of Directors announced a process to explore and evaluate various strategic and financial alternatives in order to enhance shareholder value. The process is continuing.

Outlook

“There were a number of positive developments during the past quarter which point to an improving trend commencing in the first quarter of 2007. Raw material costs began to decline in the fourth quarter which should improve IPG’s value added margins during the first quarter of 2007. The cost reductions we started to implement in the second half of 2006 will result in approximately $28 million in savings on an annual basis, of which approximately $4.0 million was realized in 2006 and the balance expected to be reflected in the Company’s 2007 results. First quarter sales volume levels of our tapes and film products are expected to be similar to those of the third and fourth quarters of 2006.  Difficult market conditions in the construction and agricultural sectors continue to impact revenue levels in our ECP channel, which comprise approximately 20% of the Company’s total sales. In the fourth quarter of 2006 we adjusted our production to levels below sales requirements as we executed our inventory reduction initiatives.  In the first quarter of 2007 plant utilization will be more closely aligned with sales demand giving us better absorption of fixed costs in this period,” stated Mr. McSween.

Non-GAAP Information

This release contains certain non-GAAP financial measures, including adjusted net earnings, EBITDA, Adjusted EBITDA and free cash flow. The Company believes the inclusion of such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations by excluding the impact of items not related to the Company's ongoing core business operations, improve the period-to-period comparability of the Company's results from its core business operations, and are used by management and the Company’s investors in evaluating the Company’s performance. In particular, the Company’s covenants contained in the credit agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained. The Company has provided reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

During 2006, the Company announced and subsequently recorded charges related to facility closures, restructuring and other charges totaling $76.1 million. The charges include $39.0 million related to three facility closures, $16.4 million in restructuring charges and $20.7 million in other charges. The facility closure costs include impairment of long-lived assets of $24.3 million, severance and other labor related costs of $1.9 million; site restoration costs of $2.6 million; inventory valuation losses of $6.4 million and other costs including equipment relocation of $3.8 million. The restructuring charges of $16.4 million include $6.0 million in severance and other labor related costs associated with staffing reductions, $2.5 million to exit the corporate aircraft lease and $7.9 million in impairment of long-lived assets. Within the other charges of $20.7 million are the following principal items; costs related to the retirement of the CEO of $9.9 million, costs related to ceasing the work on the IPO of ECP as a Canadian income trust of $3.9 million, legal costs pertaining to patent litigations of $2.9 million and costs related to obtaining two amendments to the Company’s Senior Secured Credit Facility from the banking syndicate during the year of $1.9 million. Of the total charges of $76.1 million, $50.4 million were non-cash charges, $19.5 million were cash charges and $6.2 million is included in accounts payable and accrued liabilities at December 31, 2006. For purposes of detailing Adjusted Net Earnings (see table to follow), the Company estimates that the tax effect related to these charges is approximately $26.6 million. The after tax costs of these charges for 2006 is $49.5 million.

“Adjusted net earnings” does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. “Adjusted net earnings” is defined by the Company as net earnings (as reported) less manufacturing facility closure costs, restructuring and other charges and impairment of goodwill (on a net of tax basis). A reconciliation of adjusted net earnings to GAAP net earnings is set forth below.

Reconciliation of Net Earnings (Loss) to Adjusted Net Earnings (Loss)

Periods ended December 31, (in millions of US dollars)
	Three months		Twelve months
	2006	2005	2006	2005
	$	$	$	$
Net earnings (loss) – as reported	(15.2)	9.7	(166.7)	27.8
Add back:
Manufacturing facility closures, restructuring and other charges (net of tax)	6.7	(0.5)	49.5	0.9
Impairment of goodwill (net of tax)	-	-	110.3	-
Adjusted net earnings (loss)	(8.5)	9.2	(6.9)	28.7

(in US dollars per share – diluted)
Net earnings (loss) – as reported	(0.37)	0.24	(4.07)	0.67
Adjusted net earnings (loss)	(0.21)	0.22	(0.17)	0.69

The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by Canadian or U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization, and amortization of other intangibles and capitalized software costs, and Adjusted EBITDA as EBITDA plus manufacturing facility closure, restructuring, other costs and impairment of goodwill. A reconciliation of the Company’s EBITDA and Adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA and Adjusted EBITDA reconciliation table below.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings (Loss)

Periods ended December 31, (in millions of US dollars)
	Three months		Twelve months
	2006	2005	2006	2005
	$	$	$	$
Net earnings (loss) – as reported	(15.2)	9.7	(166.7)	27.8
Add back (deduct):
Financial expenses, net of amortization	5.5	6.3	24.4	22.4
Income taxes (recovery)	1.4	(1.7)	(30.7)	1.5
Depreciation and amortization	9.4	7.5	36.6	31.1
EBITDA	1.1	21.8	(136.4)	82.8
Add back:
Manufacturing facility closures, restructuring and other charges	10.1	(0.8)	76.1	1.4
Impairment of goodwill	-	-	120.0	-
Adjusted EBITDA	11.2	21.0	59.7	84.2

Free cash flow does not have any standardized meanings prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.  “Free cash flow” is defined by the Company as cash flows from operating activities less property, plant, and equipment expenditures and dividends.  A reconciliation of free cash flow to cash flow from operating activities, the most directly comparable GAAP measure, is set forth below.

Free Cash Flow Reconciliation to Cash Flows from Operating Activities

Periods ended December 31, (in millions of US dollars)
	Twelve months
	2006	2005
	$	$
Cash flows from (used in) operating activities – as reported	53.6	32.4
Subtract:
Property, plant and equipment expenditures	27.1	24.0
Free cash flow	26.5	8.4

(All figures in US Dollars, unless otherwise stated; December 31, 2006 exchange rate: Cdn 1.1653 equals U.S. $1.00)

Conference Call

A conference call to discuss IPG’s fourth quarter and 2006 annual results will be held Tuesday, March 20, 2007 at 10 A.M. Eastern Time. Participants may dial 1-877-777-1972 (U.S. and Canada) and 1-612-332-0342 (International). The conference call will also be simultaneously web cast on the Company’s website at http://www.intertapepolymer.com.  Go to Financial Information, Conference Call Access for live web cast.

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the passcode 866815. The recording will be available from Tuesday, March 20, 2007 at 3:15 P.M until Monday, March 26, 2007 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 14 manufacturing facilities in North America and one in Europe..

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives, are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward looking statements include unknown risks and uncertainties, including the results of the review of strategic alternatives by the Company and whether any transaction will be completed as a result thereof, disruption of normal management and business operations as a result of these activities, reliance on key personnel who may separate from the Company due to general attrition or due to uncertainties created by these activities, whether a new chief executive officer will be identified and appointed, and such other matters as contained in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time. This release contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, Adjusted EBITDA, and free cash flow.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.  As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

FOR INFORMATION CONTACT:

Dale McSween

Interim Chief Executive Officer

Intertape Polymer Group Inc.

Tel.: 866-202-4713

E-mail:  itp$info@itape.com

http://www.intertapepolymer.com

Selected Financial Information

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended December 31,
(In thousands of US dollars, except per share amounts)
(Unaudited)
	Three months		Twelve months
	2006	2005	2006	2005
	$	$	$	$

Sales	187,370	215,112	812,285	776,015
Cost of sales	164,604	176,927	694,693	635,845
Gross profit	22,766	38,185	117,592	140,170

Selling, general and administrative expenses	18,729	22,507	84,903	78,985
Stock-based compensation expense	454	488	2,022	1,911
Research and development	1,406	1,257	6,271	4,725
Financial expenses	5,871	6,655	25,746	23,799
Manufacturing facility closures, restructuring
and other charges	10,095	(760)	76,057	1,431
Impairment of goodwill			120,000
	36,555	30,147	314,999	110,851
Earnings (loss) before income taxes	(13,789)	8,038	(197,407)	29,319
Income taxes (recovery)	1,399	(1,689)	(30,714)	1,528
Net earnings (loss)	(15,188)	9,727	(166,693)	27,791

Earnings (loss) per share
Basic	(0.37)	0.24	(4.07)	0.67

Diluted	(0.37)	0.24	(4.07)	0.67

Consolidated Retained Earnings (Deficit)
Periods ended December 31,
(In thousands of US dollars)
(Unaudited)
	Three months		Twelve months
	2006	2005	2006	2005
	$	$	$	$
Balance, beginning of period	(44,344)	97,657	107,161	79,609
Net earnings (loss)	(15,188)	9,727	(166,693)	27,791
	(59,532)	107,384	(59,532)	107,400

Premium on purchase for cancellation of common shares		223		239
Balance, end of period	(59,532)	107,161	(59,532)	107,161

Weighted average number of common shares outstanding

Cdn GAAP- Basic	40,986,057	41,039,278	40,980,939	41,174,316
Cdn GAAP – Diluted	40,986,057	41,157,568	40,980,939	41,308,918
US GAAP - Basic	40,986,057	41,039,278	40,980,939	41,174,316
US GAAP - Diluted	40,986,057	41,157,568	40,980,939	41,308,918

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)

	December 31, 2006	December 31, 2005
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	17,299	10,134
Trade receivables, net of allowance for doubtful accounts of $6,457
($7,574 in 2005)	97,199	124,440
Other assets and receivables	1,900	9,510
Inventories	75,379	105,565
Parts and supplies	12,090	14,836
Prepaid expenses	3,912	8,406
Future income taxes	13,689	16,142
	221,468	289,033
Property, plant and equipment	322,867	362,827
Other assets	26,901	28,686
Future income taxes	57,404	24,014
Goodwill	63,746	184,756
	692,386	889,316

LIABILITIES
Current liabilities
Bank indebtedness		15,000
Accounts payable and accrued liabilities	81,467	104,256
Installments on long-term debt	19,743	2,784
	101,210	122,040
Long-term debt	310,734	328,113
Pension and post-retirement benefits	6,724	4,313
Other liabilities		435
	418,668	454,901
SHAREHOLDERS' EQUITY
Capital stock	287,323	287,187
Contributed surplus	9,786	6,237
Retained earnings (deficit)	(59,532)	107,161
Accumulated currency translation adjustments	36,141	33,830
	273,718	434,415
	692,386	889,316

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended December 31,
(In thousands of US dollars)
(Unaudited)
	Three months		Twelve months
	2006	2005	2006	2005
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	(15,188)	9,727	(166,693)	27,791
Non-cash items
Depreciation and amortization	9,423	7,493	36,622	31,131
Impairment of goodwill			120,000
(Gain) loss on disposal of property, plant and equipment	(11)		925
Other non-cash charges in connection with facility
closures, restructuring and other charges	1,370	99	49,382	299
Future income taxes	1,041	(1,678)	(32,262)	714
Insurance claim		(3,679)		(3,679)
Stock-based compensation expense	454	488	2,022	1,911
Pension and post-retirement benefits funding in excess
of amounts expensed	1,377	(119)	(195)	(479)
Other non-cash items	(435)		(435)
Cash flows from operations before changes
in non-cash working capital items	(1,969)	12,331	9,366	57,688
Changes in non-cash working capital items
Trade receivables	9,177	9,874	27,725	(10,750)
Other assets and receivables	639	(2,756)	7,667	535
Inventories	24,160	(375)	27,783	(1,366)
Parts and supplies	(96)	(546)	(770)	(1,145)
Prepaid expenses	960	(2,463)	4,514	(95)
Accounts payable and accrued liabilities	(17,305)	(3,815)	(22,676)	(12,500)
	17,535	(81)	44,243	(25,321)
Cash flows from operating activities	15,566	12,250	53,609	32,367
INVESTING ACTIVITIES
Temporary investment				489
Property, plant and equipment	(6,352)	(8,081)	(27,090)	(24,026)
Proceeds on sale of property, plant and equipment	884		3,447
Business acquisitions	(167)	(28,118)	(167)	(28,118)
Other assets	2,069	(570)	(5,448)	(3,852)
Goodwill	171		(298)	(300)
Cash flows from investing activities	(3,395)	(36,769)	(29,556)	(55,807)
FINANCING ACTIVITIES
Net change in bank indebtedness	(10,000)	(13,529)	(15,000)	15,000
Long-term debt	792		792
Repayment of long-term debt	(825)	(668)	(2,920)	(3,032)
Issue of common shares		14	136	89
Common shares purchased for cancellation				(340)
Cash flows from financing activities	(10,033)	(14,183)	(16,992)	11,717
Net increase (decrease) in cash and cash equivalents	2,138	(38,702)	7,061	(11,723)
Effect of currency translation adjustments	(356)	77	104	(25)
Cash and cash equivalents, beginning of period	15,517	48,759	10,134	21,882
Cash and cash equivalents, end of period	17,299	10,134	17,299	10,134